SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Arcadia Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

039209101
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John E. Elliott, II

______________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

______________________________________________________________________________

3	SEC USE ONLY

_____________________________________________________________________________

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

______________________________________________________________________________

5	SOLE VOTING POWER

NUMBER OF

8,120,420

SHARES        ______________________________________________________________________________

6	SHARED VOTING POWER

BENEFICIALLY

OWNED BY	0

_________________________________________________________________
EACH	7	SOLE DISPOSITIVE POWER

REPORTING

8,120,420
PERSON	_________________________________________________________________
8	SHARED DISPOSITIVE POWER
WITH

0

______________________________________________________________________________

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,120,420

______________________________________________________________________________

2

______________________________________________________________________________

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

______________________________________________________________________________

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.69%

______________________________________________________________________________

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

______________________________________________________________________________

Item 1(a).	Name of Issuer: Arcadia Resources, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9229 Delegates Row, Suite 260, Indianapolis, Indiana 46240

Item 2(a).	Name of Person Filing: John E. Elliott, II

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1389 Great Egret Trail, Naples, FL 34105

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 039209101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the
Act,

(d)	☐ Investment Company registered under Section 8 of the
Investment Company Act of 1940,

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(e)	☐ Investment Adviser in accordance with Rule
13d-1(b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance
with Rule 13d-1(b)(1)(ii)(F),

(g)	☐ Parent Holding Company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the
Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment
Company Act of 1940,

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box: ☒

Item 4. Ownership.

(a) Amount beneficially owned: 8,120,420
(b) Percent of class: 5.69%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 8,120,420
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 8,120,420
(iv) Shared power to dispose or direct the
disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired

the Security Being Reported on by the Parent Holding Company.

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Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
(Date)

/S/ John E. Elliott, II
(Signature)

John E. Elliott, II
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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